

March 20, 2013

Via E-mail
Mr. Neal L.Patterson
Chief Executive Officer
Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, MO 64117

      Re: Cerner Corporation
             Form 10-K for the Fiscal Year Ended December 29, 2012
             Filed February 8, 2013
             File No. 000-15386

Dear Mr. Patterson:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 29, 2012

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation, Nature of Operations and Summary of Significant Accounting Policies

(a) Revenue Recognition, page 50

1.   Please clarify whether you consider your technology resale arrangements and your software-as-a-service arrangements to contain software related elements, which are accounted for under ASC 985, or whether you consider these arrangements to contain non-software related elements, which are accounted for under ASC 605. Please tell us

the factors you considered in making this determination and what consideration you gave to disclosing these factors.

Note 5. Receivables, page 59

2.   We note your disclosure on page 60 regarding the disputed accounts and contracts receivable with Fujitsu and your conclusion that collection of these amounts is probable. Tell us what factors you considered in determining that collection continues to be probable, including what consideration you gave to the length of time these receivables have been outstanding. Please also tell us what consideration you gave to disclosing these factors and the dollar amount of the outstanding receivables.

Note 12. Income Taxes, page 64

3.   Please tell us what consideration you gave to disclosing the components of income (loss) before income tax expense (benefit) as either domestic or foreign. We refer you to Rule 4-08(h)(1) of Regulation S-X.

Note 16. Related Party Transactions, page 69

4.   We note your disclosure regarding the construction and development costs of the new office complex. Please clarify your accounting policies for the costs that you will incur and the incentives that you will receive under this arrangement and the authoritative accounting literature you have relied on in making these determinations. As part of your response, please clarify how you have accounted for the land contributed to the company from the Unified Government and the amounts received from the Kansas Department of Commerce under the IMPACT Award. Please also tell us how you considered any contingent repayments you may be required to make under these awards. Lastly, please tell us what consideration you gave to disclosing these policies.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief